Exhibit 4.19

PROMISSORY NOTE

$1,250,000	July 6, 2026

FOR VALUE RECEIVED, T3 Defense Inc., a Delaware corporation (the “Maker”), hereby promises to pay to the order of X S.A. Defense Security & Defense Ltd., an Israeli corporation, or its registered assigns (the “Holder”), the principal sum of One Million One Hundred Twenty-Five Thousand Dollars ($1,250,000) (the “Principal Amount”), together with interest thereon as provided below, on the terms and conditions set forth in this Promissory Note (this “Note”).

This Note is the Note referred to in, and issued in connection with, that certain Stock Purchase Agreement dated as of the date hereof (the “Effective Date”) among the Maker, the Holder, and the Subsidiaries named therein (the “Purchase Agreement”). Capitalized terms used but not defined in this Note have the meanings given to them in the Purchase Agreement.

1. Interest. The Principal Amount shall bear interest at a rate of 12% per annum, computed on the basis of a 360-day year of twelve 30-day months, from the Effective Date until paid in full.

2. Maturity; Payment. Unless earlier prepaid in accordance with Section 3, the entire unpaid Principal Amount, together with all accrued and unpaid interest thereon, shall be due and payable in a single payment on the date that is three hundred sixty-four (364) days after the Effective Date, i.e. July 5, 2027 (the “Maturity Date”).

3. Prepayment. The Maker may prepay this Note, in whole or in part, at any time without premium or penalty. Any partial prepayment shall be applied first to accrued and unpaid interest and then to the outstanding Principal Amount.

4. Default. Each of the following shall constitute an “Event of Default” under this Note: (a) the Maker fails to pay any amount due under this Note within five (5) Business Days of the date such amount is due; or (b) the Maker becomes insolvent, makes an assignment for the benefit of creditors, or becomes subject to any bankruptcy, receivership or similar proceeding that is not dismissed within sixty (60) days.

Upon the occurrence of an Event of Default, the Holder may, by written notice to the Maker, declare the entire unpaid Principal Amount and all accrued interest immediately due and payable. together with all attorneys’ fees, costs and expenses incurred by the Holder in collecting or enforcing payment thereof and payment thereof may be enforced and recovered in whole or in part at any time by one or more of the remedies provided to the Holder at law or in equity. Commencing on the date of the Event of Default, interest on this Note shall accrue at an interest rate equal to the lesser of 15% per annum or the maximum rate permitted under applicable law.

5. Waiver. The Maker waives presentment, demand for payment, notice of dishonor, and all other notices or demands in connection with the delivery, acceptance, performance, default or enforcement of this Note.

6. Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of Israel, without regard to its conflicts of law principles.

7. Amendment. This Note may be amended only by a written instrument signed by both the Maker and the Holder.

8. Assignment. The Holder shall have the right to assign or transfer this Note or any rights hereunder, in full or in part, without the prior written consent of the Maker.

IN WITNESS WHEREOF, the Maker has caused this Note to be executed as of the Effective Date.

T3 DEFENSE INC.

By:	/s/ Menachem Shalom
Name:	Menachem Shalom
Title:	Chief Executive Officer